

October 8, 2010

Rene R. Joyce
Chief Executive Officer
Targa Resources Investments Inc.
1000 Louisiana, Suite 4300
Houston, Texas 77002

> **Re: Targa Resources Investments Inc.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2010**
> **File No. 333-169277**

Dear Mr. Joyce:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. In this regard, please disclose a bona fide price range of the offered securities, indicate the number of shares to be offered by both you and the selling stockholders and provide all other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A as soon as practicable. Please refer to Item 501(b) of Regulation S-K. Also, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses or request for effectiveness.

2. Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority call us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

3. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

4. Please provide the dealer's prospectus delivery obligation statement on the outside back of the prospectus. Please refer to Item 502(b) of Regulation S-K.

Summary, page 1

5. Under a separate subheading in the "Summary," please briefly describe how the selling stockholders acquired their shares. Also disclose in tabular format any payments, distributions or the value of any equity that each of your affiliate selling stockholders received over the past three fiscal years and will receive in connection with the offering, including from:

    - dividends on Series B preferred;

    - dividends on common and common equivalent shares;

    - equity awards granted or vested in connection with the offering; and

    - any proceeds of this offering.

6. Please note that the summary is intended to provide only a brief overview of the key aspects of the offering. Currently, your summary is too long and repeats much of the information fully discussed elsewhere in your document, such as in your "Business" section. Please revise. Please refer to Instruction to Item 503(a) of Regulation S-K.

Targa Resources Investments, Inc., page 1

7. You state that "Targa Resources Partners LP is a publicly traded Delaware limited partnership that is a leading provider of midstream natural gas…" Please revise to disclose by what measure Targa Resources Partners LP ("Partnership") is a "leading provider of midstream natural gas…" and the basis for this statement; if this constitutes your belief, please revise to state as much and the basis for your belief.

8. Throughout your filing you use terms such as "strong fundamentals," "high quality and efficient assets," "favorable contracts." Please describe the basis for these descriptive terms and provide context so that investors can better understand your disclosure.

The Partnership's Competitive Strengths and Strategies, page 7

9. Please balance your discussion of your competitive strengths and strategies with any weaknesses or challenges that you face and the risks and limitations that could harm your

business or inhibit your strategic plans. Please also apply this comment to your discussion in your "Business" section.

Risk Factors, page 23

If we lose our senior management, our business may be adversely affected…, page 28

10. Identify the members of senior management that you are referring to in this risk factor.

The duties of our officers and directors may conflict with those owed…page 33

11. You state that your officers also serve as officers of the General Partner and they may face conflicts in allocating their time spent on your behalf and on behalf of the Partnership. Please identify the officers you are referring to in this risk factor and disclose the approximate amount of time, expressed as a percentage, your officers will spend on matters for you. Please include this disclosure in your "Management" section that begins on page 135.

Despite current indebtedness levels . . ., page 34

12. Please quantify the amount of additional debt that the Partnership may be able to incur under its existing credit facilities.

If the Partnership does not make acquisitions on economically acceptable…, page 37

13. You state that after the Partnership's purchase of your interests in VESCO they will no longer be able to acquire businesses from you in order to grow. Please revise this risk factor to clarify why they will not be able to acquire businesses from you.

Targa Resources Investments Inc. Unaudited Pro Forma Available Cash…, page 55

14. We note your disclosure on page 55 that your historical pro forma available cash tables assume that as of January 1, 2009 the NGL Logistics and Marketing Division, the Permian Assets, Coastal Straddles and the equity interest in Versado were all acquired by the Partnership and that all Partnership and Targa Resources Inc. ("TRII") financings completed during the periods presented were in place. Please revise your historical cash distribution tables to clearly present how the amounts presented were computed and compiled and explicitly identify each individual pro forma adjustment made to your historical results. In doing so, please also specifically identify the financings that have been assumed to be in place from January 1, 2009. Please also disclose the interest rates assumed on your financings and, if an interest rate is not fixed, ensure that the rates are current interest rates rather than interest rates prevailing during the periods covered by the pro forma information. If actual interest rates can vary from those depicted, please disclose the effect on income of a 1/8 percent variance in interest rates.

15. We note your disclosure on page 165 that the Partnership reimburses you under an Omnibus Agreement for the payment of certain operating and direct expenses. Please tell us how this agreement impacted your historical and projected cash tables. If this agreement is not reflected in the tables, please explain to us the reasons for excluding the effects of this agreement.

16. We note your disclosure on page 57 that the Partnership's pro forma cash available for distribution is a non-GAAP financial measure. Please revise your filing to comply with the disclosure requirements of Item 10(e)(1) of Regulation S-K. In the alternative, please explain why your current disclosures are appropriate.

TRII Minimum Estimated Cash Available for Distribution for the Twelve Month…, page 58

17. We note that the most recent period of historical financial statements included in this filing is the interim period ended June 30, 2010. Please explain to us why you believe it is meaningful for your forward looking calculation of pro forma available cash to be for the 12 months ended December 31, 2011. To help us better understand this matter, please provide us with your estimate of when you will request effectiveness for this filing and when you will close this offering.

Assumptions and Considerations, page 62

18. To assist readers in evaluating the reasonableness of your assumptions, please expand and revise your disclosures to provide the corresponding historical amounts for at least two periods for each significant line item provided in your forward-looking table, such as revenues, operating margin, adjusted EBITDA, and maintenance capital expenditures. To the extent that projected amounts differ significantly from historical amounts, please reconcile these differences by explaining in sufficient detail the reasons for the fluctuations.

19. We note your disclosures on page 63 regarding forecasted commodity prices. In order for a reader to more readily ascertain the impact of these prices on your financial results, please expand your discussion to discuss anticipated volumes.

20. We note your disclosures on page 63 that you estimate for 2011 that you have hedged approximately 65% to 75% of your expected natural gas equity volumes and approximately 50% to 60% of your expected NGLs and condensate equity volumes. Please expand your disclosures to discuss how you derived these percentages and clarify the extent to which the hedged volumes presented in the table on page 63 relate to contracts already in place.

21. You disclose on page 67 that you expect cash distributions from your ownership interest in VESCO to increase from $24.9 million for the twelve months ended June 30, 2010 to $46.3 million for the twelve months ended December 31, 2011. Consistent with our preceding comment and considering the VESCO cash distribution exceeds your estimated minimum cash available for dividends and the estimated minimum cash distributions to be received

from the Partnership, please expand your discussion to describe in sufficient detail why you anticipate such a significant increase in cash distributions from VESCO.

Management's Discussion and Analysis of Financial Condition and Results…, page 70

General Trends and Outlook, page 73

22. Please expand your disclosure to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, income or result in your liquidity decreasing or increasing in any material way. For example, you state that revenue decreased for 2009 due in part to lower commodity prices, and increased for the six months ended June 30, 2010 due in part to higher commodity prices. Please discuss any known trends regarding commodity price movements or the other factors that you reasonably expect will have a material impact on your revenue. Please also address the following uncertainties or tell us why you believe it is not material:

- the potential increase in regulation and scrutiny surrounding hydraulic fracturing;

- the Partnership will no longer be able to acquire businesses from you in order to grow and will need to grow organically or make third-party acquisitions in order to grow; and

- the recent adoption of legislation regarding derivatives.

23. In the table on page 73 that summarizes your contract mix, please revise the description of "Keep-Whole Hybrid" contracts to provide context to the phrase "favorable processing economics."

24. In the third full paragraph on page 73, please revise to clarify what you mean by "terms have increased."

25. Although you make reference to the "current" strength of condensate and NGL prices at the top of page 74, you later indicate on the same page that "recent weak economic conditions have negatively affected the pricing and market demand for…NGLs and condensate." Please revise your disclosures to address this perceived inconsistency.

Results of Operations, page 77

26. Where changes in items are caused by more than one factor, please quantify the effect of each factor on the change. For example, on page 78 under heading "Year Ended December 31, 2009 Compared to year Ended December 31, 2008" you indicate that revenue decreased due to lower commodity prices, lower NGL sales volumes and reduced business interruption insurance proceeds…," without quantifying the effect of each factor on the change. Also, on page 79 under "Year Ended December 31, 2008 Compared to year Ended December 31,

2007" you indicate that the increase in your operating expenses was primarily due to higher fuel and utilities expenses and higher maintenance and supplies expenses in 2007...," without quantifying the effect that each if these factors had on the change in operating expenses. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose that revenue changes related to variations in such items as commodity prices, volumes, fee-based and other revenues, and business interruption insurance proceeds. While this information is beneficial to the reader, please quantify the extent to which the overall change is attributable to each identified factor and explain in reasonable detail the reasons driving fluctuations in each factor. Please address these examples, but realize that these are examples only and not an exhaustive list of the revisions you should make. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 84

27. At the bottom of page 85 you indicate that your counterparty collateral demands reflect your non-investment grade status. Please discuss why your status is currently "non-investment grade" and who made this assessment.

Operating Activities, page 86

28. Please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

29. We note the disclosure on page 86 that your future working capital requirements will be impacted by certain factors including, but not limited to, changes in accounts receivable and accounts payable. Please note that Instruction 5 to Item 303(a) of Regulation S-K provides guidance on the discussion regarding a registrant's short and long-term sources of and needs for, capital. Codified FRC 501.03.a notes that generally, short-term liquidity and short-term capital resources cover cash needs up to twelve months into the future. Please confirm for us whether your cash flows provided by operating activities will be sufficient to meet your operating requirements for the next twelve months and expand the disclosure in your filing accordingly

Credit Facilities and Long-Term Debt, page 88

30. We note that the Partnership's senior secured revolving credit facility due February 2012 increased from $479 million as of December 31, 2009 to $729 million as of June 30, 2010. We also note that the $240.7 million amount due under your credit facility due 2016 was incurred between December 31, 2009 and June 30, 2010. Please describe the reasons for these changes.

31. We note that you included the Partnership's debt obligations in your table on page 88 even though you do not have the contractual obligation to make interest or principal payments on their debt. Please tell us why you do not also include the obligations of Targa Resources Inc., who owns the 100% interest in the general partner of the Partnership. Please discuss the affect that Targa Resources Inc.'s debt obligations may have, if any, on the amount of distributions you will receive from the partnership.

32. We note that you expect to retire all amounts outstanding under your senior secured term loan facility due July 2016 at or prior to the closing of this offering. Please describe this loan facility and explain how you intend to pay off the amount due.

Senior Secured Credit Facility, page 89

33. You state in the fifth paragraph on page 89 that during the six months ended June 30, 2010, certain events resulted in mandatory prepayments of $261.3 million under the provisions of your facility. Please describe these events.

34. You state that your credit agreement requires you to maintain certain specified maximum total leverage ratios and certain specified minimum interest coverage ratios. Please disclose these ratios. Please describe the possible events that could occur pursuant to the agreement should you fail to maintain these ratios and how these events could affect your liquidity and operations.

Critical Accounting Policies, page 91

35. We note your option grants during the six months ended June 30, 2010. Please revise your filing to disclose the following information related to issuances of equity instruments:

- Indicate whether the Board of Directors performed a contemporaneous or retrospective valuation to determine the fair value of the company's common stock underlying the option grants;

- Revise your disclosure to include a narrative discussing each significant factor contributing to the changes in determined fair value of the common stock underlying your equity issuances, as of the date of each option grant and equity related issuance, through the estimated IPO price. This would include a description of significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement; and

- Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

Our Industry, page 97

Mt. Belvieu and Louisiana. Combined Fractionation Capacity by Operator, page 100

36. Please revise the table to disclose the name of Company 1 and Company 3.

Management, page 135

37. Please describe in this section any arrangement or understanding between a director and any other person pursuant to which he was or is to be selected as a director or nominee. We note your disclosure on page 162, and that three of your directors are affiliated with Warburg Pincus. Refer to Item 401(a) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation, page 140

38. We note that you qualify your disclosure with the phrase "[w]e expect." Please revise to affirmatively state, if true, that no member of your Compensation Committee will have been at any time an employee of yours.

39. You state that to the extent any members of your Compensation Committee and their affiliates have participated in transactions with you these transactions are described in your "Certain Relationship and Related Transactions" section. Please revise this section to identify any relationship between a Compensation Committee member, their affiliates and you that you must disclose under any paragraph of Item 404 of Regulation S-K. If such a relationship exists, please provide the disclosures required by Item 404 of Regulation S-K regarding these relationships in this section. Please refer to Item 407(e)(4)(i)(C) of Regulation S-K.

Executive Compensation, page 142

Application of Compensation Elements, page 146

Annual Cash Incentives, page 146

40. You state that the annual cash incentive pool was determined to be in a typical and competitive range. We note that you do not "benchmark" your compensation to a certain range, such as "above the median" or "at the 50th percentile." However, please provide greater specificity as to how your threshold, target and maximum ranges compare to the market data that the Compensation Consultant provided you. Please confirm if your reference to "market data" was to the peer companies you provided or some other type of "market data" and if it is different data, please describe this market data.

41. We note that the Compensation Committee determined to pay above target level bonuses because they concluded that your overall performance, including organization performance,

substantially exceed expectations in 2009 on the eight business priorities established for 2009. Please describe in greater detail how the Compensation Committee reached their conclusion.

42. The first paragraph on page 147 indicates that your executive officers' bonus award percentages were 1.5x the bonus award percentage paid to others because of their successful implementation of "strategic initiatives." If these "strategic initiatives" are different from the eight key business priorities described on page 146, please describe the strategic initiatives.

Long-term Cash Incentives, page 147

43. We note that if the Partnership's performance ranks between tenth and seventh in the peer-group, then only 50% to 100% of their long-term incentives awards will vest. The performance units awarded in December 2009 for 2010 appear to vest in a similar fashion. Please describe how you determine the amount of awards that will vest if the Partnership's performance results in an award within one of these ranges.

Grants of Plan-Based Awards, page 152

44. Please revise your table to provide the threshold and maximum performance units that each of your named executive officers may receive under the awards granted in January 2009 and December 2009. Please refer to Instruction 2 to Item 402(d) of Regulation S-K.

Security Ownership of Management and Selling Stockholders, page 159

45. Please disclose the natural person, natural persons or the publicly registered company who exercise the sole or shared voting or dispositive powers with respect to the shares held by Merrill Lynch Ventures, L.P. 2001. For guidance, please consider the Division of Corporation Finance's Compliance & Disclosure Interpretation Question 140.02 under the section entitled "Regulation S-K" (March 12, 2010).

Relationships with Bank of America, page 168

46. Please disclose the approximate amount involved under Financial Services. Refer to Item 404(a) of Regulation S-K.

Conflicts of Interest, page 168

47. Please describe in greater detail how conflicts of interest between the General Partner and its affiliates (including you) and the Partnership will be resolved.

Description of Our Capital Stock, page 170

48. Please set forth the approximate number of holders of each class of your common equity as of the latest practicable date. Please refer to Item 201(b) of Regulation S-K.

Forward-Looking Statements, page 207

49. Delete the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act because those sections do not apply to forward-looking statements made in connection with an initial public offering.

Targa Resources Investments Inc. Unaudited Consolidated Financial Statements

Note 17 – Stock and Other Compensation Plans, page F-70

50. We note that you reduced the strike price on all outstanding options by $2.77 in May 2010. Please tell us why this modification did not result in any additional compensation expense.

Targa Resources Investments Inc. Unaudited Pro Forma Condensed Consolidated…

Note 2 - Pro Forma Adjustments and Assumptions, page F-77

51. Footnote (a) reflects borrowings of $244.7 million by the Partnership under its new variable rate senior secured facility due July 2015. Please confirm that $244.7 million was the actual amount you borrowed on the facility subsequent to June 30, 2010.

52. Please tell us the nature and purpose of the purchase price adjustments totaling $17 million reflected in footnote (b).

53. Please address the following items regarding footnote (g):

- In the first bullet, you indicate that you are reversing interest expense associated with affiliated indebtedness and interest expense on $244.7 million in borrowings under the Partnership's senior secured credit facility. Please explain why it appears you are reversing, not increasing, interest expense on the Partnership's senior secured credit facility and why you refer to the borrowings as affiliated.

- In the last bullet, you indicate that you increased interest expense related to increased borrowings to fund the Partnership's acquisitions from you. Please tell us and disclose the specific borrowings this bullet is referencing. Ensure that you quantify the amounts borrowed and disclose the related interest rates and maturity dates.

54. In footnote (i) you disclose that pro forma income at the Partnership level has been adjusted to reflect the elimination of mark-to-market accounting on hedges, as the hedges qualify for

hedge accounting purposes at the TRII level. Please provide us with further information regarding this adjustment and clarify why it only impacts the noncontrolling interest line item. Considering your pro forma financial statements should include all historical activities that were necessary to conduct your business, please tell us why you believe it is appropriate to exclude these mark-to-market adjustments from your pro forma statements of operations. While we realize that these items might not continue going forward, it appears they were recorded in the historical financial statements and were not directly affected by the transaction. If you determine that these adjustments were not directly attributable to the pro forma transactions, please revise your pro forma statements of operations accordingly. Please also quantify the impact of these adjustments on your pro forma statements of operations.

55. In footnote (i), you disclose that pro forma income at the Partnership level has been adjusted to reflect your sales of assets to the Partnership as if the Partnership owned these assets as of January 1, 2009. Please tell us and expand your disclosures to discuss the specific asset sales included in this pro forma adjustment and the nature and amounts of the adjustments.

56. We note your disclosure on page F-79 that your pro forma statements of operations do not include transaction costs associated with acquisitions and write-offs of deferred financing costs and unamortized discounts. Please clarify if you have reversed any of these charges from the historical annual and/or interim financial statements or if the charges you are referencing all occurred or will occur subsequent to June 30, 2010. If you did reverse any of these charges from your historical financial statements, please tell us why they should be excluded from your pro forma statements of operations. In doing so, specify how these items are directly attributable to your assumed pro forma transactions.

Index to Exhibits, page II-14

57. Please file all required exhibits, including the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

58. Please revise your description of Exhibit 10.10 and 10.74 to disclose the correct filing dates for the filings you are incorporating by reference. For instance, in Exhibit 10.10 you refer to a Form 8-K filed on December 2, 2010 and in Exhibit 10.74 you appear to be referring to a Form 8-K that was filed on August 16, 2010, instead of August 10, 2010.

Item 17. Undertakings, page II-10

59. Please revise your registration statement to include the undertaking provided under Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume, Staff Accountant at (202) 551-3254 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman
        Vinson & Elkins LLP
        Via facsimile